Exhibit 3.1

Certificate of Designation For Nevada Profit Corporations

(Pursuant to NRS 78.1955)

1. Name of corporation:

ROI Land Investments Ltd.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Series B Preferred:

That a new Series B of the Company's authorized but unissued Preferred Stock, $0.0001 par value per share, be established, and that 20,000,000 shares of the Company's authorized but unissued Preferred Stock be designated as Series B Preferred Stock (the "Series B Preferred Shares"), such Series B Preferred Shares to have the same the same rights, qualifications, preferences, limitations and terms, and precisely the same features and characteristics, as the Company's Series A Common Stock, $0.0001 par value per share (the "Common Stock"), and shall vote in a single class along with the Common Stock; except as follows:

(a)	The Series B Preferred Shares shall not be convertible into Common Stock unless and until (i) a class of the Company's capital stock commences trading upon the U.S. NASDAQ trading system (the "NASDAQ Uplisting"), or (ii) the Company notifies the holders of the Series B Preferred Shares that their shares may be converted into Common Stock (whether or not the NASDAQ Uplisting has then yet occurred); after which time the Series B Preferred Shares shall be convertible as and to the extent set forth below.
(b)	When any shares of Series B Preferred Shares are converted into Common Stock, they shall be converted at the rate of three (3) shares of Common Stock for the "Effective Value" (defined below) of each of the Series B Preferred Shares.
(c)	The Series B Preferred Shares shall accumulate dividends at the rate of Eight Percent (8%) per annum, prorated for partial years, such that, at the time of its conversion, every share of Series B Preferred Shares shall convert at a rate (the "Effective Value") computed by adding to it the cumulative value of its accumulated dividends. For example, if ten shares of the Series B Preferred Shares have been held for two years and six months, when they are converted into Common Stock they each will have an Effective Value of 1.20 shares, and collectively an Effective Value of 12 shares. Since each share of Series B Preferred Shares converts into three shares of Common Stock, all ten shares will convert into 36 shares of Common Stock. Upon conversion, no fractional shares of Common Stock shall be issued, but rather fractional Common Stock shares shall be settled in cash.
(d)	If the purchaser of Series B Preferred Shares is an existing holder of the Common Stock, then the Company may at its discretion extend to any such purchaser the option to pay for some or all of the purchase price of the Series B Preferred Shares by means of submitting to the Company for cancellation some of such holder's shares of Common Stock, at a valuation to be determined by the Company's Board of Directors in their sole but reasonable discretion.

3. Effective date of filing: (optional)

4. Signature: (required)

Signature of Officer